SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 10)*

ALBERTO-CULVER COMPANY

(Name of Issuer)

CLASS A COMMON STOCK, $.22 PAR VALUE PER SHARE

(Title of Class of Securities)

013068200

(CUSIP Number)

Marshall E. Eisenberg NEAL, GERBER & EISENBERG Two North LaSalle Street, Suite 2200 Chicago, Illinois 60602 (312) 269-8020	Bernice E. Lavin 2525 Armitage Avenue Melrose Park, Illinois 60160 (708) 450-3101

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 21, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 5 Pages

CUSIP No. 013068200	13D	Page 2 of 5 Pages

1.	Name of Reporting Person, I.R.S. Identification No. of above person Bernice E. Lavin

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* Not applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 275,408** 8. Shared Voting Power 6,289,675** 9. Sole Dispositive Power 275,408** 10. Shared Dispositive Power 6,289,675**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,565,083**

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 20.37%**

14.	Type of Reporting Person* IN

* SEE INSTRUCTIONS

** Includes shares of Class B Common Stock, $.22 par value per share (“Class B shares”), which are immediately convertible at the holder’s option on a share-for-share basis into Class A shares.

CUSIP NO. 013068200	13D	Page 3 of 5 Pages

Item 1.	Security and Issuer.

	Title of Class of Securities:	Class A common stock, $.22 par value per share
(“Class A shares”)

	Name and Address of Issuer:	Alberto-Culver Company (the “Company”)
2525 Armitage Avenue
Melrose Park, IL 60160

Item 2.	Identity and Background.

	(a) Name of Person Filing:	Bernice E. Lavin (“Lavin”)

	(b) Address:	c/o Bernice E. Lavin
2525 Armitage Avenue
Melrose Park, IL 60160

	(c) Principal Business:	Lavin, an individual, is a Director, Vice Chairman, Secretary and Treasurer of the Company

	(d) Prior Criminal Convictions:	None

	(e) Prior Civil Proceedings With Respect to Federal or State Securities Laws:	None

	(f) Citizenship/Organization:	U.S. Citizen

Item 3.	Source and Amount of Funds or Other Consideration.

On September 21, 2003 the (i) 2001 BEL Grantor Annuity Trust, u/a/d 9/18/01, to which Lavin shares voting and investment power, was terminated and the securities held by such trust were distributed to the following residual beneficiary: 546,953 Class B shares to the Carol L. Bernick and Children GRAT Trust, u/a/d 9/18/01 (the “CLB 2001 Trust”), to which Carol L. Bernick (“Bernick”) has sole voting and investment power; and (ii) 2001 LHL Grantor Annuity Trust, u/a/d 9/18/01, to which Lavin shares voting and investment power, was terminated and the securities held by such trust were distributed to the following residual beneficiary: 715,378 Class B shares to the CLB 2001 Trust, to which Bernick has sole voting and investment power.

Item 4.	Purpose of Transaction.

The transactions were for the Lavin family’s estate planning rather than corporate purposes. The transactions were not undertaken for purposes of effecting any of the actions listed in this item.

CUSIP NO. 013068200	13D	Page 4 of 5 Pages

Item 5.	Interest in Securities of the Issuer.

(a)

(i)     Amount of Class A shares Beneficially Owned: 6,565,083 shares total; 2,863,225 Class B shares and 64 Class A shares held as co-trustee of the Bernice E. Lavin Trust, u/a/d 12/18/87 (the “BEL Trust”); 2,645,104 Class B shares and 5,704 Class A shares held as co-trustee by the Leonard H. Lavin Trust, u/a/d 12/18/87 (the “LHL Trust”); 275,408 Class A shares held as trustee or co-trustee of various trusts for the benefit of her grandchildren; 100,200 Class A shares held as co-trustee of a trust for the benefit of Mrs. Bernick; and 395,378 Class A shares and 280,000 Class B shares held by the Lavin Family Foundation, a charitable private foundation of which Lavin is a Vice President and a Director (the “Lavin Family Foundation”).

(ii)    Percentage of Class A Shares Beneficially Owned: 20.37% total: 9.77% as co-trustee of the BEL Trust; 9.12% as co-trustee of the LHL Trust; 1.04% as trustee or co-trustee of trusts for the benefit of Lavin’s grandchildren; .38% as co-trustee of a trust for the benefit of Mrs. Bernick; and 2.53% by Lavin Family Foundation (based on 26,433,301 Class A shares outstanding as of June 30, 2003).

**     Pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended, the following calculations assume that all Class B shares beneficially owned by Lavin have been converted into Class A shares.

(b)	Number of Class A Shares as to Which Lavin Has:,

	(i) Sole power to vote:	275,408[1]

	(ii) Shared power to vote:	6,289,675[2]

	(iii) Sole power to dispose:	275,408[1]

	(iv) Shared power to dispose:	6,289,675[2]

[1]	The 275,408 shares held by Lavin and reflected as sole power to vote and sole power to dispose include 275,408 Class A shares held as trustee or co-trustee of trusts for the benefit of Lavin’s grandchildren.

[2]	The 6,289,675 shares held by Lavin and reflected as shared power to vote and shared power to dispose include 2,863,225 Class B shares and 64 Class A shares held by the BEL Trust; 2,645,104 Class B shares and 5,704 Class A shares held by the LHL Trust; 395,378 Class A shares and 280,000 Class B shares held by Lavin Family Foundation; and 100,200 Class A shares held as co-trustee of a trust for the benefit of Mrs. Bernick.

Lavin shares the power to vote and dispose of the 2,645,104 Class B shares and 5,704 Class A shares held by the LHL Trust, 2,863,225 Class B shares and the 64 Class A shares held by the BEL Trust and 395,378 Class A shares and 280,000 Class B shares held by Lavin Family Foundation with Leonard H. Lavin and Carol L. Bernick. Lavin shares the power to vote and dispose of the 100,200 Class A shares held in a trust for the benefit of Carol L. Bernick with Mrs. Bernick. Certain information regarding Mr. Lavin and Mrs. Bernick is presented below:

CUSIP NO. 013068200	13D	Page 5 of 5 Pages

(i)	Name of Person:	(1)	Leonard H. Lavin
		(2)	Carol L. Bernick

(ii)	Address:	(1),(2)	2525 Armitage Avenue
Melrose Park, Illinois 60160

(iii)	Principal Business:	(1)	Leonard H. Lavin, an individual, is a
Director and the Chairman of the
Company.
		(2)	Carol L. Bernick, an individual, is a
Director, Vice Chairman and Assistant
Secretary of the Company, and President
Alberto-Culver Consumer Products
Worldwide, a division of the Company.

(iv)	Prior Criminal Convictions:	None.

(v)	Prior Civil Proceedings With
Respect to Federal or State
	Securities Laws:	None.

(vi)	Citizenship/Organization:	U.S. Citizen.

(c)	None, except as described in Item 3 above.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 23, 2003

Signature:	/s/ Bernice E. Lavin

Name/Title:	Bernice E. Lavin, individually; as trustee and co-trustee of various trusts and as an officer of the Lavin Family Foundation.